Exhibit 99.1

Media Release: CIBC to appeal decision in Cerberus matter

TORONTO, January 4, 2023 – CIBC (TSX: CM) (NYSE: CM) announced that it intends to appeal the New York Court decision released after close of business on January 3, 2023 finding CIBC liable for damages in the lawsuit brought by a special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”), in the amount of US$491 million, plus pre-judgment interest that is currently being assessed by both parties. CIBC expects that the total amount of damages, inclusive of such pre-judgment interest, will be approximately US$848 million through to December 1, 2022. CIBC previously disclosed on December 2, 2022 that the Court issued a liability ruling in this matter against CIBC. CIBC strongly disagrees with the legal and factual basis for the Court’s decision.

CIBC expects to record a pre-tax provision of approximately CAD$1,160 million or CAD$850 million after tax, including estimated pre-judgment interest through December 1, 2022, in its first quarter 2023 results. The application of the after tax charge is expected to result in an approximate 30 basis point reduction in CIBC’s CET1 capital ratio, which was 11.7% as at October 31, 2022.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network and locations across Canada, with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

For further information: Tom Wallis, tom.wallis@cibc.com or 416-980-4048

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release may include, but are not limited to, CIBC’s intention to contest or appeal the verdict. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the final outcome of the Cerberus matter; legal and other developments in litigation, such as judicial rulings or findings or any resolution of litigation that differs from what is anticipated or expected. These and other factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.